EXHIBIT 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q4 FY 08 RESULTS
APRIL 15, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies - CEO and MD

S. D. Shibulal
Infosys Technologies - COO

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Head - Banking and Capital Markets and Member - Executive Council

BG Srinivas
Infosys Technologies - Head - Manufacturing vertical and Member - Executive Council

Udayan

Welcome back.  It is not a bad day for the market. Considering the circumstances in the global scene over the last couple of days, we have not done too badly.  We started with a bit of a stumble, have pulled back, now the NIFTY is absolutely flat and tech is helping the market today.  The fear scenario for Infosys which is for the ultraconservative guidance has not happened.  They have guided between 92.3 and 93.9.  The market is happy with that.  The stock is up 4% or almost 5% I should say now, Rs. 1,490 and the technology sector is actually cushioning the losses of the market this morning.  Time for the board room, the Infosys top brass is with us.  Over the next 45 minutes, they will tell you what they expect to hear from fiscal year 2009.  Kris, Shibu, and Bala, good morning to all of you.  Thanks very much for joining in.  Kris, what has gone in to this guidance that you have given out because we understand the environment is quit e challenging.  What have you factored in terms of the environment while giving out this guidance?

Kris Gopalakrishnan

We are in constant touch with our clients.  We poll them frequently and this is the time when you have to be.  Of the top 100 clients whom we are in touch with, though 76% have said the budgets are flat or may be slightly down, all of them say that they will increase Global Delivery Model-based delivery and offshore will increase.  We know that, so we factored that into the budget.  We are recruiting about 25,000 gross people this fiscal.  We are planning to do that and medium to long term, the growth story still continues.

Udayan

The only dichotomy in the numbers is that you have guided for a fairly weak first quarter.  What should the market assume from that, that you believe that growth will flow in Q2, Q3, Q4 or that you will get a better handle on budgets after Q1?

Kris Gopalakrishnan

Clearly, the companies will get a better handle of their own situation, in the next two quarters. That is what we believe and that is what is factored into our guidance.

Udayan

Bala, what have you factored in, in terms of operating margins for this FY09 for the guidance and in that operating margin assumption, what are you working with for the rupee and for pricing?

V. Balakrishnan

Udayan, this year we are the only company to maintain the operating margins as compared to last year in spite of a 11% appreciation in rupee.  In fact, we lost around Rs. 2,000 crores on top line and Rs. 1,000 crores on bottom line.  Still we are able to maintain our operating margins.  For next year, we are assuming the operating margin to remain the same level as fiscal 08 within a narrow band of 40-50 basis points.  We give guidance in dollars.  We had assumed the rupee to be at 40.02 which is the closing rate as of March, for the next full year.  We had increased the salaries in India by around 11% to 13%, outside India by around 4% to 5%.  I think our guidance factors in all that and we believe with the benefit of scale, we should be able to maintain the margins even next year.

Mitali

Bala, the flip side to that argument for analysts has been that you have probably squeezed every lever possible.  There has been unmitigated cost containment.  Are you confident that you can maintain this sort of margin performance even though the quarterly guidance that you have given is a bit lower this time?

V. Balakrishnan

That is the story I am hearing for the last five years and we still do it.  See, I think we are a large company.  We can bring in efficiencies in lot of areas.  We continue to improve that and even if you look at the SG&A, SG&A is around 14% of our revenue and still we are able to maintain the margins.  I think this company is very focused on margins.  We are very particular about margins.  We want to have a quality growth and we will ensure that we get that.

Kris Gopalakrishnan

In fact, if you look at utilization, it is 76% this quarter. So every parameter is not optimized every quarter.  We only tweak some parameters depending on the environment in every quarter.

Udayan

You know the joke Mitali, Infosys has more margin levers than Hindustan Unilever

Mitali

How nice of you to make a potshot at Hindustan Unilever.  Shibu, just to pick up on the point that Kris was about budget spends. How soon will you get a handle on how much more the offshore component might be for many of these companies and just marry that with pricing as well and whether you see that part of the equation remaining stable?

S.D. Shibulal

So as Kris said, we have done this survey with the top 100 clients and 76% of them are flat to down, the remaining are up actually. But consistently we have got the message that they continue to be interested in spending with the Global Delivery Model with us.  What we are seeing is delay in the decision making.  In any of the situations when there is turmoil and upheaval, people delay their decisions.  They continue to wait.  In the past, what we have seen is about let’s say two quarters of delay.  That is what we have seen in the past.  So, if you apply that, we would start seeing more decisions being made may be in the next four to six months.  So, we have factored all that into our guidance.  So, if you look at our guidance, while giving a 19%-21% growth for the year, for the June quarter we have guided flat and we believe that is what will happen as we go along in various segments.

Udayan

What about pricing Shibu, there has been a lot of talk in the market that it might be a difficult year for pricing.  While setting out guidance, what have you assumed for FY09 in terms of prices?

S.D. Shibulal

See, if you look at this quarter, our revenue productivity has gone up by 0.2% and year-on-year it has gone up by close to 5%.  For the coming year, we have assumed a stable pricing.  That means, the revenue productivity remaining stable compared with what it is in Q4 for the rest of the year.

Udayan

No increases at all?

S.D. Shibulal

We have not factored in any increase in our guidance.

Kris Gopalakrishnan

That is consistent basis with how we do it. Though the pricing environment remains with a slight upward bias, it is consistent with what we have been doing.

Udayan

What is going on in the BFSI space because I believe you have had a challenging quarter this time with BFSI too.  Are you seeing a lot of clients pull back, hold back, is that where your principle concerns lie?

Kris Gopalakrishnan

Actually not true.  In the BFSI space, the growth has come down but we have not seen any cancellations of projects.  Decision-making may be slightly delayed but no cancellations.  There may be one or two projects cancelled in some other vertical, but not in the BFSI space.

Mitali

Bala, what are you factoring in from BFSI by way of contribution and do you think that is the one pocket you might have a more tricky time with in terms of pricing?

V. Balakrishnan

See in BFSI, there could be some short-term challenges but in the long term and medium term, we believe that there are a lot of opportunities for us to grow in this space because that is one industry which is more global, which has adopted offshoring in a big way and they know the value the offshore players bring to them and our interactions with the client very clear say that they could accelerate offshoring because they want to get more value for money on the IT spending.  I think BFSI will continue to grow, that is a largest segment for us and we are not seeing any material cancellations or concerns in that sector now.

Mitali

Kris, the market is quite keen on knowing the development on the BT contract as well and whether you are expecting to see a ramp-up in the next few quarters from there?

Kris Gopalakrishnan

I cannot comment on a specific contract or a client.

Mitali

But it is growing on an upward trajectory you would say?

Kris Gopalakrishnan

No, I don’t want to comment on any particular client.

Udayan

You can ask it as many ways as you want Mitali but ..

Mitali

Third time, may be I will come back to this in a bit with Shibu

Udayan

Shibu, would it be fair to say that you would have been in a better position to give your annual guidance at the end of the first quarter where you would have had more clarity, you would have ideally liked to it at the end of Q1?

S.D. Shibulal

Not really.  We have always given guidance in the beginning of the quarter.  We have this philosophy that we should not have any asymmetry between information inside and outside, what our managers are looking at and what outside world knows.  So, we have always believed in giving guidance in the beginning of the quarter.  In one way, there is never enough information but then the other side you always have enough information to take a set of decisions.  We always believe that our guidance is not a statement of hope.  It is a statement of facts as we see it today.  So, we have considered not only our client, service, we have considered the external factors, analysts’ reports saying that IT spending growth is coming down by 50%, all that has been considered and we have come up with the guidance as we see it today.

Udayan

That is exactly the point which I wanted to ask you Kris, is there a sense that there is more uncertainty surrounding your guidance this time around or when you have put a number on the table, you are completely confident of delivering it?

Kris Gopalakrishnan

As before, we have 95% repeat business this quarter also.  So, our number as Shibu said is based on the fact which we have today and we are confident of delivering on that number.  There will always be some uncertainty and the situation is not very different. Yes there is probably, some more uncertainty, but it is the same for us.

Mitali

How high is the risk Kris that this budget allocation, it could actually get scaled back because we are only beginning to see a trickle of the quarterly performances from the US market and they look exceptionally disappointing across sectors and industries.

Kris Gopalakrishnan

See, you have to remember that from July onwards, the situation has been there.  It is not that it started just now and we have gone through almost nine months in this situation; almost nine months in this situation and we have looked at all the facts which we have with us today and given this guidance.  We have factored all this into our guidance.

Mitali

Bala, it has been a more calm quarter for the rupee.  What have you factored in by way of a hedge this time around?

V. Balakrishnan

See, we have around $ 760 million of hedging position as of March end.  It was $ 1.14 billion in December quarter.  We believe that technically rupee should depreciate because the trade deficit is still very high.  It could be close to $ 100 billion this year.  Oil price is still high, $ 110.  India imports around $ 70-75 billion of oil every year and also the inflows are coming down.  If you look at the last two months, the correlation between BSE index and rupee-dollar rate is almost now same, one-on-one.  So, the inflows are coming down, so technically rupee could depreciate. But the inflation is very high, so probably RBI could appreciate the currency to manage it.  We believe that in the short term it is going to be volatile.  It is going to move both ways and we have to actively manage our exposures and head it properly.  In fact, we mark to market all our instruments. That is one of the biggest concerns in the whole market today about the hedging losses.  We mark to market all our hedging positions every quarter.  We adopted the Accounting Standard 30.  There is a big debate on whether to adopt the standard or not.  I am disappointed with the CA Institute because they are making it mandatory from 2011.  That standard should have been made mandatory immediately.  I think all the companies have to mark to market their hedging positions or at least tell the investors what is the impact of mark to market.  Today, the information flow is not there and it is not fair to investors.  So we adopted the accounting standards.  We are marking to market all our instruments like what we were doing in the earlier quarters and for us the impact is not material.  We had a non-operating loss of around $ 12 million, we had a benefit of $ 5 million dollars in the operating income.  On the net income, it is only $ 7 million, it is okay.

Udayan

Shibu, there has been some talk and some reports suggesting that many of the banks and finance companies are cutting their onsite teams which could have some impact on you’ll in terms of revenues and maybe even profits, (a) is that true and (b) do you see any kind of a trend out there?

S.D. Shibulal

Actually, we ourselves are always focused on reducing our onsite because the more work which we do offshore, it is better value for the client, better margins for us.  Our onsite has come down by a percentage year on year and I think it is marginally decreased in Q4 from Q3.  There are at any point in time, there could be one or two clients who want to move the onsite up or down but there is no material change in that direction from a very large number of clients.  So, I don’t see any material push from the clients but we are always focused on managing our onsite, offshore.  We want to do more work offshore and we do it better, we get better profits, better value for the client.

Udayan

Bala, how are you reading the cost situation in FY09, both in terms of salary costs, etc., and SG&A spends in FY09. What kind of margin assumptions are you making from these two areas?

V. Balakrishnan

I think if you look at the salary increase, we said we will be giving around 11% to 13% offshore and 4% to 5% onsite.  It could impact the margin by something around 2.3% but we believe that we will be able to get benefit of scale of close to 100 basis points from SG&A and some improvement in utilization.  We should be able to maintain the margins and even if you look at last year, it was a similar situation.  We had around 2.8% impact on the margins because of the salary increase and we are able to offset it by better utilization and benefit of scale and the same trend is going to continue.  Rupee is one thing we have to watch out.  We assume rupee to be at the same level because the average rate for fiscal 08 was 39.97 and we assume 40.02 for the next year.  So, if the rupee moves against us, probably that could have an impact.  Otherwise, we are very comfortable with the costs and we believe that we will be able to maintain the margins.

Mitali

Any concerns Bala on the sale cycle getting extended because that seems to be one other area of concern, you are tapping a lot of new markets, does that entail more sale spend on longer gestation sale spend?

V. Balakrishnan

No, we are not seeing any material change in the sale cycle.  Of course, the big deals take time.  We do not know when it is going to conclude.  In fact, at any point of time, have around 15 big deals in the pipeline.  It may happen anytime, we don’t know, but otherwise in the general business, we have not seen any material change in the sale cycle.

Kris Gopalakrishnan

We assume certain trajectory for any new service, any new market etc. and that continues.  So, for example, when we enter a new market, it will take three to five years for us to really, really create a revenue stream which impacts the company.

Udayan

Shibu, how is the big deal landscape looking right now from your larger clients?  Because of the turmoil, has it slowed down a bit or does it remain on track?

S.D. Shibulal

Actually, it has not slowed down.  As Bala was saying, at any point, we are chasing 12 to 15 deals and the gestation period is anywhere between six to nine months.  Interestingly this quarter, we have closed four of those kinds of deals and one of that deal is between $ 200 to $ 300 million.  So, pretty substantial deal has been closed this quarter.

Udayan

Finally, Kris, if there is any risk to your guidance, where does it come from you think in your eyes, rupee, any kind of revenue slippages, or pricing pressures in 2009?  Out of these three, what is the central threat to your guidance you see?

Kris Gopalakrishnan

Definitely, revenue growth slowing down is the concern at this point. Not in terms of pricing and volatile rupee, I think we have learnt to manage that to a certain extent. So the new thing is the slowdown in the environment and impact on revenue and we are saying that we have assumed a flat Q1.  We have assumed for the year 19%-21% growth and our clients tell us that offshore should increase. So that is what we are basically looking at.

Udayan

Fair enough.  Let’s take a break.  Market is okay.  Infosys is still up about 4%, no problems there, but the Sensex is down about 60 odd points.  We will take a break and come back with more from the Infosys top brass.

Udayan

Welcome back.  60 points down on the Sensex, NIFTY is down 10 points, the mid cap index in the green, lots of mid cap stocks are doing well.  Orchid Chemicals Rs. 262 now, that is up 7%.  Geojit up 5%.  HOEC 5%.  Neyveli Lignite 3%.  Reliance Power 3%.  We are in a lively kind of market on the mid cap side today and even the large caps are not doing too badly.  Infosys is up 4%.  Satyam is up 2.5%.  So, IT is not doing too badly but Infosys is the biggest gainer in the mid cap to large cap IT band today.  We are still with the Infosys top brass.  Bala is still with us and Mohan has also joined in.  Mohan, good morning.  Everybody looks at the hiring target as the key metric of how confident you are feeling with the guidance.  Take us through what you have assumed with your hiring targets and what that prices in, in terms of the revenue growth that you see?

Mohandas Pai

Well, we are hiring about 25,000 people gross this year. The hiring is about 24% as against revenue growth target of 21% in US dollar terms.  But it is gross, so you have got to add in attrition.  We have 75,000 people in the services business.  Even if you take a 10% attrition or 8% attrition, that is still 6,000 people.  So, we have factored in enough in the system to make sure that we can grow at 21% and we have enough slack.  Out of this 25,000 people, we have offers out for 18,000.  Even if we assume a conversation rate of let’s say 80%, we will get about 14,500 people.  So, there is enough slack in the system to get in people as we go along for the rest of the year and that is the way we modulate and I think we are quite comfortable with that at this point of time.

Udayan

Bala, just outline the kind of cost escalation that you expect from the salary front, do you think you would be able to stick to that or….

Mohandas Pai

Yes, it has been announced and is going to be rolled out this month.  We are giving 11% to 13% for India and 4% to 5% to the US and in the US 4% to 5% includes promotion, includes some city classification.  In India, 11% to 13% is pretty good.  We have been giving 12% to 15%.  The variation is because of the variable component that we could have.  11% to 13% is very good because the finance minister has given all of us a gift in terms of lower tax rate for the great majority of people.  If you take the tax impact into consideration, the hike is very, very good and I think we are comfortable about that.

Mitali

So, Bala, along with the annual wage hike and the kind of visa charges you might see, how much of an impact on the margins you think?

V. Balakrishnan

Visa charges are mainly a first quarter impact; they will get lumped up in the first quarter.  If you look at the guidance for the first quarter, we assume that margins should come down by 3% because the revenue is flat.  For the full year, I think it will get normalized.  Even the wage increase will get normalized because we have a pyramid structure which gives us the benefit and basically we are very comfortable with the operating margins for next year.  We believe that we should be able to maintain within a narrow band.

Mitali

Mohan, we were just speaking with Kris about a couple of job cuts that were happening in the US from many large banks, what kind of onsite-offshore mix are you working towards?

Mohandas Pai

We are looking to a slightly reduced onsite-offshore mix.  We have been trying to drive it for the last one year to bring down the onsite for us primarily to make sure that we take care of any visa considerations.  You might have heard that there is about 145,000 or 160,000 applications for visas for about 65,000 visas and that definitely means that all the visa that you have applied for, you are not going to get and you have got to make sure that you have enough visas for people to go out and work.  So, we are trying to bring the onsite ratio down.  It gives benefits to the client, it insulates us against the visa condition, and I think that is the way to go.

Udayan

Are you hopeful Mohan that you will get a tax extension next year, tax break extension next year or you think it is very unlikely?

Mohandas Pai

I think it is very unlikely because in the trade policy Kamal Nath announced that he will give it for the EOU, not for the STP and I think there is a sense of angst against the STPI and software companies the Government of India, I sense it.  What the government seems to forget is this industry created 430,000 jobs in fiscal 08.  This industry is a leading job-creating industry for the middle class in this country.  After the public sector, it is the IT industry which is building India’s middle class and that is very important part of the economy and if you don’t incentivize this, especially the BPO and the smaller companies, to create entrepreneurs to create employment, I think you are missing something big and just because we have grown so fast, we have created 2 million jobs in this country. We have helped create jobs for everybody else, we make sure that middle class get bigger wages and I think that is a very significant thing.  Government of India seems to think it comes very easy and they want to bash it up and they want to throw the baby into the bath water, I think India is going to suffer.  Already if you see, the large companies are going to Mexico, they are going to the Philippines, they are going out, and more jobs are going to be created.  Last year about 30,000 to 40,000 jobs were created overseas.  This year, 60,000 to 70,000 jobs are going to be created overseas and the trend is very clear and the captives for multinationals are not growing.  Because of this two year hiatus about the STPI, the tax holiday schemes, multinationals who come to India and set up captives, they have gone slow for two years.  We told the Government of India, please clarify the position, don’t sit on the fence, come out in the open.  I think we have lost in the last year, may be fiscal 07 fiscal 08, may be 80,000 to 90,000 jobs from the captives and this year we are going to be lose 100,0000 jobs.

Udayan

But you still think it won’t happen, the extension?

Mohandas Pai

It will not happen because the government is just not taking a decision.  I mean, let them take a decision.  The finance minister said there is still time.  See people don’t do just in time planning.  The investment cycle takes two to three years.  So, unless you take a decision and clarify and the SEZ scheme is becoming like a real estate scheme right, you cannot shift and go.  It is only for new business.  Rightly so, I agree with that. But the fact remains we have to tackle this.  There should not be a policy gap because it has to do with long-term planning for employment and today when there is slowdown in the US, a great opportunity for captives to grow and captives are a significant part of our exports.

Udayan

Bala, how much would you need to knock back your FY10 guidance whenever you give it because of higher tax if the extension does not come?

V. Balakrishnan

See, our effective tax rate today excluding all the tax reversals is around 15%.  Quite possibly it could go up to may be 20% to 22% if we come into the full tax regime in 2010.

Mitali

For these deals that you are actively pursuing Bala, the 10 to 12 deals that you pointed out, does it remain the same bucket size of between $ 10 to 20 million or are you looking at shifting to a higher range?

V. Balakrishnan

The large deals?

Mitali

Yes.

V. Balakrishnan

No, large deals are any deals which are more than $ 100 million dollars.  As Shibu said one of the deals we won was something around $ 250 to 300 million.  So it depends.  It varies from customer to customer, but most of it are in the range of say $ 100 to 200 million for the period of four to five years.  That means around $ 20 to 30 million dollars a year.

Mitali

There has been a lot of active talk about the kind of cash levels that Infosys has Bala.  What does it currently stand at?

V. Balakrishnan

See, we have around $ 2 billion of cash.  In the last few years, our free cash flow has increased to around 15% of our revenues.  We require certain amount of cash to give us comfort in the business and we also have publicly said what is our returns policy and we are trying to balance both and we announced a one-time dividend, special dividend of 20 rupees per share because we reached a billion dollars in net profit this year and going forward we have increased dividend payout from up to 20% of net profit to up to 30% of net profit because we are confident about sustaining the free cash flow in the near future and we believe that it is a good thing to do when we try to balance the cash required in the business and the returns we expect in the business.

Udayan

Mohan, you spoke about the onsite-offshore mix coming down a bit, but is it also not true that as onsite jobs come down because of the contributions being much larger, you get revenue hit?

Mohandas Pai

Yes, it does.  For example, the onsite, I mean Bala could tell you the correct number, we get something like about $ 130,000 to 135,000 and offshore we get may be $ 55,000 to 60,000.  So, you know it is almost double.  So one percentage down has possibly may be a 2% impact on the revenues, yes it does.

Udayan

Bala, you are expecting a revenue hit from lower onsite in 2009?

V. Balakrishnan

No if the onsite ratio substantially moves, then probably it will have an impact. But you should remember one thing.  It could reduce the revenues, but it will be more positive for the margins and we could actually accelerate the growth because more offshore you do, it will reduce the cost for the client and it will free up the budget for further spending.  So, it has got both positives and negatives.

Mitali

Has it actually become more competitive amongst domestic players now Mohan because some people were making the point that you need to mine the same market which is attention is shifting to Europe and you all need to focus on that harder.  In that sense, is it getting more competitive?

Mohandas Pai

No, I think the focus is going to shift to may be South America, may be it will shift to the Asia Pacific Japan.  Japan is beginning to open up and Europe of course.  I think people have tried to widen the horizon instead of going for easy pickings, do it more geographically wider.  So, we are going to see more intense competition.

Mitali

Bala, what has the contribution been from Europe this time?

V. Balakrishnan

Europe has gone up.  It is around 29.3% or so.  It was close to 28% last quarter.  We are seeing accelerated growth in Europe as compared to US.

Udayan

Okay, time for a break.  When we come back, there is more from the Infosys management.  The market is holding out fine.  Infosys is still up about 4 odd percent.  Volumes are not very high, but it is a flattish kind of morning.  More on Infosys, more on the markets when we return after this break.

Udayan

Welcome back.  It is technology which is supporting the market today.  Infy is up 4% at 1480, TCS is up 4% at 945, HCL Tech up 3.5% at 238, Wipro is up 3% at 417, and Satyam is up 2.5%.  The IT index is the one which is holding the index out, the NIFTY out.  The NIFTY is absolutely flat because other parts of it led by private banks are a bit weak this morning.  Well, we have been talking to several members of the Infosys top team and now we talk to the two gentlemen who handle two of their most important geographies, the US and Europe.  Ashok Vemuri heads the US and B.G. Srinivas heads Europe.  So, it is over to them to tell us how those two important markets are faring.  Gentlemen, good morning.  Ashok, what is going on in the US with BFSI?

Ashok Vemuri

Well, we are navigating through some very turbulent times.  I think the information in terms of what is happening in the BFSI space is all out there.  We continue to invest with our clients.  We are seeing some amount of a collective pause, if you will, that all our clients are taking.  I think they are at this point of time looking to recoup, restrategize, and rebuild and from what we are seeing from the market commentary and our conversations with our clients, which we are deeply engaged with, with our clients and conversations in terms of what is coming down the pipe, we believe that we will continue to be engaged.  We will continue to see the kind of offshoring that we have seen in the past, even though the overall budgetary numbers may be on the down side but the percentage of what is being offshored is continuing to look healthy and robust.  From a US perspective, obviously we are seeing a lot more interesting transactions which in the past we would not hav e been maybe invited for.  We are seeing more structured transactions.  The Europe has an overall market really matured in terms of its leverage of the Global Delivery Model, so we are seeing traction there.  We are seeing traction in Japan.  We are seeing traction in Australia.  Our product Finacle is beginning to gain more and more acceptance, especially after the version 10 released.  So, overall we continue to invest in our solutions in the market place and we are engaged with our clients and we are watching this space very, very closely.

Udayan

Any chances that you will have to renegotiate prices in the BFSI space once these people come back to the table and finalize deals for FY09?

Mohandas Pai

Well, they are already coming back to the table and typical negotiations in pricing happen in the fall to winter season which is the end of the calendar year and we have done all the negotiations.  We are not getting called to the table to negotiate on specific transactions at this point in time and I think negotiations will not only be restricted to pricing but there is also a lot of other things and as I said there will be structured transactions and I think they will be to the benefit of both the client and service provider like ourselves.

Mitali

What is your own stand though Ashok, how long do you think the pause is going to remain, I mean for BFSI, when will you start seeing volumes accelerating or the sign of volume accelerating?

Ashok Vemuri

Yeah, I think it will take at least four to five months for that to happen.  We really did think Q1 from a client perspective was the throwout the kitchen sink quarter which is the bad news, fully is not out there in my perspective, but a lot of it is coming out.  It is definitely purgatory.  Everybody is putting out the bad news there and trying to rebuild from where they are at this point in time.  Technology is definitely one of the core things that they will invest in to dig themselves out of the hole if at all they find themselves in and I think the interesting thing is that there is a significant amount of conversations that we are having, not only on the productivity, the efficiency and the cost price of the balance sheet but also on the revenue side of it, in terms of the go-to-market, in terms of point focus solutions, in terms of productizing some of these things that we have done with our clients and those are actually the interesting opportunities that these chal lenging times will bring.

Mitali

BG, is it as challenging for Europe because the news is as bad from that continent.  In terms of deal sizes, are you still actively getting a lot of that and at the same prices?

B.G. Srinivas

I would say the Europe, you need to look beyond just the financial services while you cannot, unlike the US, broad brush say that every sector is impacted.  If you look at the financial services, yes.  As Ashok did mention, there is a bit of rethinking in terms of where the spend would be.  However, even in the financial services, the compliance-related spend continues but if you look at other sectors, retail, manufacturing, pharma, healthcare and utilities, spend continues.  We have not seen any slowdown so far.  If you look at even our Q4 numbers, the percentage of Europe business has gone up, 29.3%.  We continue to make investments in Europe.  Our portfolio in Europe is much more diversified both in terms of the industry vertical segments as well as the services mix.  So, from that perspective, we continue to see growth.  We continue to make investments in terms of expanding our office footprint in UK, in France and we have two near-shore ce nters in Czech Republic and Poland.  So across multiple service lines, which includes ADM and package implementation services, BPO, testing and validation services, we are seeing growth.

Udayan

What about large telecom in Europe, we have heard a few disturbing murmurs about BT.  Any concerns out there?

B.G. Srinivas

See, apart from BT, there are of course other clients also in Europe.  While there has been some concerns around BT but we have not seen any project cancellation so far.  So, we will continue to see telecom make significant impact in the coming years in terms of the percentage of revenue.

Udayan

But are you getting an uneasy gut feeling about BT, you sound a bit hesitant.

B.G. Srinivas

I would say it is uncertainty more than anything else, like what is happening in the financial services and we need to wait and watch.

Udayan

Shibu, what about retail?  Aside from BFSI, that is the other area about which the investors are bit nervous.  Any signs of slowdown out there in retail?

S.D. Shibulal

Yeah, in retail, we have seen sporadic project cancellations.  Of course, retail is hurting, the consumer confidence index is the lowest in the last 15 years.  So, there are delays in decision making.  So apart from BFSI, where we have not seen project cancellations, retail is a space we have seen some project cancellations and delays in project starts.

Mitali

Just to, BG, get back to the point about BT, we do believe that there is a big deal and that is seeing a lot more competitors from the domestic space here, can you confirm that?

B.G. Srinivas

I would not be able to comment on client-specific information and so not at this point.

Udayan

But would you be looking to bid for larger-sized deals from Europe and from telecom in specific.

B.G. Srinivas

If you look at the last couple of quarters, some of the large deals we have actually closed in Europe including the Phillips deal.  So, we will continue to focus on large deals in Europe, not only in UK but also in the mainland Europe.  Also, if you look at the sector, some of the large multinationals, European companies are impacted by cost.  So, on one hand, not only the rupee dollar differential in terms of appreciation, it is also impacting the Euro.  Euro appreciation is impacting their export business into US.  So, they are under cost pressure.  They are looking at consolidation, vendor consolidation.  They have a huge contractor base which is expensive, and they want to rationalize that.  So, as they do vendor rationalization they are looking at outsourcing and in that context, both IT as well as BPO-led large deals we are currently participating.

Udayan

Ashok, just one allied question, on the political environment in the market that you are functioning in right now, is it a given you think that if there are cost pressures, it will be the offsite side that will benefit?

Ashok Vemuri

Well, I think, there are two parts to your question.  One of course is the fact that when clients are under this macro environment they are looking for cost reduction, they are looking for productivity, they are looking for efficiencies and they are going to send their dollars to wherever they can get all three of these. But the fact also remains that they need to drive a lot more new products into the market space.  Their business has evolved significantly from being maybe a geographic centric to much wider on a global scale. So they are looking for you know service providers who have certain geographical footprint.  So, I don’t think that is going to necessarily be such a great impediment, whether it is the election year or a politically sensitive year, if you will, but I do believe that globalization has taken a definite foothold.  We are very important and integral part of our client strategy and we continue to see that if we invest in what we are looking for, w e will get the returns.

Udayan

Shibu, any sense that some of the larger deals that you work on may get split in FY09 between other large vendors, is that a possibility at all?

S.D. Shibulal

See, if you look at it traditionally, we have always taken a view that the old era of very large deals, multi-billion dollar deals which include asset, people, and process is history and we have always taken a view that in the new era, you have to break up those deals and give it to the best vendor for each one of those.  So, we have taken an asset-light approach to the large deals.  We have taken an approach of taking less number of people to the large deals and today what you are seeing in the market is exactly that.  The market has adopted our view.  Clients are breaking up deals and making them into smaller deals choosing the best of breed vendors in each of those.  So, I believe that trend will continue and that will be beneficial to us because our approach is asset-light, our approach is people-light to these deals.

Udayan

Ashok, any sense at all that the big deal landscape is becoming a bit sluggish in BFSI or do you think with the quarters lag it will begin to pick up?

Ashok Vemuri

I think it will definitely pick up.  In fact, it is probably much more improved that it has been in the past and that falls perfectly in the strategy that Shibu was talking about earlier in terms of the kind of deals we would be pursuing. Obviously they will be asset-light, they will be people-light, but you are seeing our clients actually look at service providers with specific proficiency and they are actually bundling more and more transactions together. So it will be up to us to go out and create some of those synergies to bundle some of these transactions together and I do believe…the short answer is I do believe there will be and we are seeing some large transactions in the pipeline.

Mitali

What is the base-case scenario for pricing Shibu, I mean even though you are being able to hold prices for existing deals, the deals that you are ramping up, do you think there can be a significant increase in the pricing muscle that you have?

S.D. Shibulal

In the current environment, we have assumed stable pricing.  I clearly believe that that is the prudent thing to do.  We have had price increases over the last six quarters.  Our pricing has gone up by 6% year on year. But in this environment, we should be prudent enough to assume stable pricing.

Udayan

I was just speaking to Bala about the cash level for Infosys and a lot of people have indicated that may be you would be more aggressive towards acquisitions, may be larger sized ones, is that something that you will actively consider this year?

S.D. Shibulal

We are pursuing a number of acquisitions at any point in time.  As Mohan has said, it is multiple times, it is like falling in love and getting married, one has to find the right person and there are multiple acquisitions and actually today each of the segments like BFSI, manufacturing, we are looking at opportunities and we will continue to do that if we find the right one for the right price, definitely.

Udayan

Just a quick update since we did not ask earlier about Infosys Consulting and BPO, how they have done and what your outlook is for FY09?

S.D. Shibulal

Infosys Consulting has been restructured actually now.  It is a joint group of consulting and solutions.  Next year, we expect Infosys Consulting to breakeven.  BPO has done very well.  They have grown more than 50%, I don’t remember the exact number.  They have done very well and attrition in Infosys BPO has come down this quarter by 4 to 5 percentage points, which is also very good.  They are projected to grow.  There are a new set of deals coming into the market, IT plus BPO, BPO plus infrastructure, infrastructure plus IT and that is our sweet spot because we can put all our services together and go after those deals and I clearly believe that that will be a big win for us.

Udayan

BG, you think by the end of 2009, you will contribute more than a third of Infy’s revenues?

B.G. Srinivas

That is our goal, that is our goal and like I mentioned earlier we continue to make investments both in building local capability, building near-shore capability and again as I said with a diversified portfolio footprint across sectors as well as service lines, that is our goal to increase the footprint.  If you just look at where Europe was four to five years ago, it was less than 30% of global revenues of Infosys and today we are 29.3% which is almost third of the total revenue.

Udayan

Okay, done, thanks very much.

Mitali

Shibu will now tell me who he is marrying next…

Udayan

Marrying next, is he a serial…

Mitali

Yes, of course he said, right price, right fit. Is it not what you said?

Udayan

Thanks very much gentlemen. Good luck for FY09.  Infy has done well for the day, 4.5% up and that has lifted the NIFTY from a sluggish start this morning into the green, 4795 on the NIFTY.  Sensex up 29 points at 15,800.  So, a quiet market, but the IT index has done very well this morning, it is up nearly 4%.  Take a break, come back, and wrap up the markets for you.